UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058
Expires: October 31, 2018
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
000-33383

CUSIP NUMBER
97751C100

(Check one):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2015

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Wizard World, Inc.

Full Name of Registrant

Former Name if Applicable

2201 Park Place, Suite 101

Address of Principal Executive Office (Street and Number)

El Segundo, CA 90245

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant could not complete the filing of its Annual Report on Form 10-K for the year ended December 31, 2015 due to a delay in obtaining and compiling information required to be included in its Form 10-K, which delay could not be eliminated by Registrant at this time without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John Macaluso	(310)	648-8410
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes [X] No [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net Income (Loss)

Net income (Loss) attributable to common shareholder for year ended December 31, 2015, is expected to be approximately ($4.3M) or loss per share of ($0.08), as compared to income of approximately $1.0M or income per share of $0.02, for the year ended December 31, 2014. The current period loss was primarily driven by a major decrease in the gross profit percentage attributable to the Company introducing conventions into new markets, which were not heavily attended by fans as such conventions were not previously established in such markets. In addition, the operating expense increase is primarily attributable to an increase in salaries and share-based payments. The Company also incurred material losses in connection with the launching of CONtv and the Company’s convention in China held during the year ended December 31, 2015.

2

WIZARD WORLD, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2016	By:	/s/ John Macaluso
	Name:	John Macaluso
	Title:	Chief Executive Officer

3